SYNERGY PHARMACEUTICALS, INC.

420 Lexington Avenue, Suite 1609

New York, NY 10170

November 10, 2011

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karen Ubell

Re:	Synergy Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed November 3, 2011
File No. 333-177730

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Synergy Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (File No. 333-177730), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on November 3, 2011.  As the Registrant’s common stock trades on the OTC QB, the secondary offering by selling stockholders is not eligible to be filed on Form S-3.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the Registrant’s counsel, Sichenzia Ross Friedman Ference LLP, Attn: Jeffrey Fessler, 61 Broadway, 32nd Floor, New York, NY 10006, facsimile number (212) 202-7735.

If you have any questions with respect to this matter, please contact Jeffrey Fessler at (212) 930-9700.

SYNERGY PHARMACEUTICALS, INC.

By:	/s/ Gary S. Jacob
Gary S. Jacob
Chief Executive Officer